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05011342

September 14, 2005

SUPPL

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	Issue Date
1.	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons	September 13, 2005
2.	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons	September 13, 2005
3.	Notification of Transactions of Persons Discharging Managerial Responsibilities or Their Connected Persons	September 14, 2005

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: George Rudy
George Rudy
Authorized Representative

9/20

Enclosures

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of *issuer* MARKS AND SPENCER GROUP PLC	**2.** State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION IN ACCORDANCE WITH (iii)
3. Name of *person discharging managerial responsibilities/director* CHARLES WILSON	**4.** State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION IN RESPECT OF PERSON NAMED IN 3 ABOVE	**6.** Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC
7. Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them BARCLAYS STOCKBROKERS	**8.** State the nature of the transaction PURCHASE
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired 50,000 SHARES	**10.** Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	**12.** Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13. Price per *share* or value of transaction 347p	**14.** Date and place of transaction 13 SEPTEMBER 2005, LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)	**16.** Date issuer informed of transaction 13 SEPTEMBER 2005

200,000 SHARES	

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant	**18.** Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option	**20.** Description of *shares* or debentures involved (*class* and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	**22.** Total number of *shares* or debentures over which options held following notification
23. Any additional information N/A	**24.** Name of contact and telephone number for queries ANTHONY CLARKE TEL. 020 8718 9940

Name and signature of duly authorised officer of *issuer* responsible for making notification

ANTHONY CLARKE
Date of notification : 13 SEPTEMBER 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of *issuer* MARKS AND SPENCER GROUP PLC	**2.** State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO (iii)
3. Name of *person discharging managerial responsibilities/director* STUART ROSE	**4.** State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[3] NOTIFICATION IN RESPECT OF PERSON NAMED IN 3 ABOVE	**6.** Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 25P EACH IN MARKS AND SPENCER GROUP PLC
7. Name of the registered shareholders(s) and, if more than one, the number of *shares* held by each of them GILTSPUR NOMINEES LIMITED	**8.** State the nature of the transaction PURCHASE
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired 50,000	**10.** Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) DE MINIMIS
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	**12.** Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13. Price per *share* or value of transaction 347P	**14.** Date and place of transaction 13 SEPTEMBER 2005, LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 500,416 SHARES	**16.** Date issuer informed of transaction 13 SEPTEMBER 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant	**18.** Period during which or date on which it can be exercised
19. Total amount paid (if any) for grant of the option	**20.** Description of *shares* or debentures involved (*class* and number)
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise	**22.** Total number of *shares* or debentures over which options held following notification
23. Any additional information N/A	**24.** Name of contact and telephone number for queries ANTHONY CLARKE TEL. 020 8718 9940

Name and signature of duly authorised officer of *issuer* responsible for making notification ANTHONY CLARKE Date of notification 13 SEPTEMBER 2005

Issued: 14 September 2005

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

Marks and Spencer Group PLC (the 'Company') was informed yesterday that Hill Samuel Offshore Trust Company Limited, as the Trustee of the Marks and Spencer Employee Benefit Trust (the 'Trust'), purchased yesterday in London, at a price of 347.2852p per share, a total of 1.5 million ordinary shares of 25p each in the capital of the Company representing 0.09% of the issued ordinary shares, all of which are intended to be used for the Company's employee share plans. As a result of this purchase of shares, the number of ordinary shares in the capital of the Company held in the Trust is 2,962,932 representing 0.18% of the issued ordinary shares of the Company.

The following directors, together with all employees, are potential beneficiaries of the Trust and are therefore deemed to be interested in the purchase of shares described above although the directors were not directly connected with the purchase:-

- Stuart Rose
- Charles Wilson
- Ian Dyson

For further information please contact:

Anthony Clarke – 020 8718 9940